FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Director General Manager of Corporate Business Systems Administration Division

Date: April 25, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2003

2.	Introduction of Executive Officer System

3.	Notice of Acquisition of its own Stock by the Company

4.	Notice relating to Stock Options (Stock Acquisition Rights)

5.	Return of the Substitutional Portion of the Employees’ Pension Fund

CONSOLIDATED FINANCIAL STATEMENTS

RESULTS FOR THE YEAR ENDED MARCH 31, 2003

KYOCERA CORPORATION

KYOCERA CORPORATION

The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

Date of the board of directors’ meeting for the consolidated annual results : April 25, 2003

1. Results for the year ended March 31, 2003 :

(1)	Consolidated results of operations :

	Japanese yen
	Years ended March 31,
	2003	2002
Net sales	¥1,069,770 million	¥1,034,574 million
% change from the previous year	3.4%	(19.5)%
Profit from operations	83,388 million	51,561 million
% change from the previous year	61.7%	(75.1)%
Income before income taxes	76,037 million	55,398 million
% change from the previous year	37.3%	(86.2)%
Net income	41,165 million	31,953 million
% change from the previous year	28.8%	(85.4)%

Earnings per share :
Basic	¥220.91	¥169.02
Diluted	220.86	168.88

Return on equity	4.0%	3.1%
Income before income taxes to total assets	4.6%	3.3%
Income before income taxes to net sales	7.1%	5.4%

Notes :

1.	Equity in earnings of affiliates and unconsolidated subsidiaries :
Year ended March 31, 2003 :	¥3,092 million
Year ended March 31, 2002 :	¥1,559 million

2.	Average number of shares outstanding during the year :
Year ended March 31, 2003 :	186,338,368 shares
Year ended March 31, 2002 :	189,049,779 shares

3.	Change in accounting principle : Please refer to the note on page 9 and 21.

(2)	Consolidated financial position :

	Japanese yen
	March 31,
	2003	2002
Total assets	¥1,635,014 million	¥1,645,458 million
Stockholders’ equity	1,003,500 million	1,039,478 million
Stockholders’ equity to total assets	61.4%	63.2%
Stockholders’ equity per share	¥5,425.37	¥5,498.67

Note : Total number of shares outstanding as of :

March 31, 2003	184,964,360 shares
March 31, 2002	189,041,518 shares

(3)	Consolidated cash flows :

Japanese yen
Years ended March 31,
	2003	2002
Cash flows from operating activities	¥160,754 million	¥140,929 million
Cash flows from investing activities	(58,512) million	(51,138) million
Cash flows from financing activities	(74,662) million	(18,396) million
Cash and cash equivalents at end of year	298,310 million	280,899 million

(4)	Scope of consolidation and application of the equity method :

Number of consolidated subsidiaries : 142

Number of subsidiaries accounted for by the equity method : 3

Number of affiliates accounted for by the equity method : 16

(5)	Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	15	0
Decrease	12	2

2. Forecast for the year ending March 31, 2004 :

Japanese yen
	Six months ending September 30, 2003	Year ending March 31, 2004
Net sales	¥550,000 million	¥1,140,000 million
Income before income taxes	40,000 million	92,000 million
Net income	22,000 million	52,000 million

Note:

Forecast of annual earnings per share :             ¥279.00

Net income per share amounts is computed based on Statement of Financial Accounting Standards (SFAS) No.128.

Forecast of annual earnings per share is computed based on the diluted average number of shares outstanding during the fiscal year ended March 31, 2003.

With regard to forecasts set forth above, please refer to the accompanying "Forward Looking Statements" on page 17.

KYOCERA GROUP

Kyocera group consists of Kyocera Corp., 145 subsidiaries and 16 affiliates.

(Chart of the group companies)

CUSTOMERS
Domestic
Fine Ceramics Group
KYOCERA SOLAR CORP.
Electronic Device Group
KYOCERA ELCO CORP.
Equipment Group
KYOCERA MITA CORP.
KYOCERA MITA JAPAN CORP.
KYOCERA OPTEC CO., LTD.
Others
<Finance and Leasing>
KYOCERA LEASING CO., LTD.
<Software Development and Sales>
KYOCERA COMMUNICATION SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation and Maintenance>
HOTEL KYOCERA CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CO., LTD.,
<Amusement>
TAITO CORP.
<Manufacturing and Sales of Electronic Components>
KINSEKI, LTD.
Products
Products/ Components
Products/ Components
Leasing
Software Renting
Office Renting
Components
Components
KYOCERA CORPORATION
Products
Products/ Components
Products
Products
Renting Lands and Factories
Renting Offices and Factories
Overseas
Fine Ceramics Group
KYOCERA AMERICA, INC.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA SOLAR, INC.
KYOCERA TYCOM CORP.
KYOCERA MEXICANA, S.A. DE C.V.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
KYOCERA FINECERAMICS GmbH
Electronic Device Group
AVX CORP.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
P.T. KYOCERA INDONESIA
KYOCERA ELCO KOREA CO., LTD.
KYOCERA ELCO HONG KONG LTD.
KYOCERA FINECERAMICS GmbH
Equipment Group
KYOCERA WIRELESS CORP.
KYOCERA MITA AMERICA, INC.
KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
KYOCERA MITA EUROPE B.V.
KYOCERA MITA DEUTSCHLAND GmbH
KYOCERA OPTICS, INC.
KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
YASHICA HONG KONG CO., LTD.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
YASHICA KYOCERA GmbH
Others
<Real Estate Renting>
PIAZZA INVESTMENT CO., LTD.
SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

Note : Others include affiliates that are applied for equity method.

Management Policies

1. Basic Management Policies and Management Goal

•	Kyocera Corporation and its subsidiaries (Kyocera) promote “high-value-added” diversification of its operations based on the basic management policy to be a “creative company that continues to grow in the 21st century.” Specifically, Kyocera aims to enhance corporate growth through the creation of new technology, new products and new markets in the strategic business areas of telecommunications and information processing, environmental protection and quality of life.
•	Based on this policy, Kyocera aims to increase profitability in each of its operating segments, with the objective of achieving a pre-tax profit margin of 15% to net sales.

2. Specific Policies

<Efficient Resource Management>

•	Kyocera will demarcate areas for either expansion or reorganization and aggressively invest management resources in highly valuable businesses.
•	Authorization of decision-making will be delegated to each Corporate Business Division and Business Division to act as an independent company in order to speed up management decision-making processes and realize growth in all business segments.
•	A prime emphasis is placed on cash flows, and in particular, boosting returns on invested capital, implementing thorough inventory control and shortening lead-times.

<Emphasizing Consolidated Group Results>

•	Kyocera will increase profitability of each operating segment on a consolidated basis by strengthening ties between each Corporate Business Division and Business Division and Kyocera Group subsidiaries and affiliates to maximize synergies.
•	Kyocera will employ a global strategy in each business and optimize R&D and production structure.

<Focusing on Shareholder Value>

•	To raise shareholder value (market capitalization), Kyocera seeks to generate a higher return on investment to maximize future profits and cash flows.
•	A stock option plan will be extended to senior managers within Kyocera to further increase value by ensuring their interests in agreement with shareholders and investors.

3. Basic Policy on Profit Distribution

•	Since its public offering, Kyocera Corporation (the Company) has endeavored to increase dividends per share in accordance with improvements in performance. The Company has also boosted share dividends by actively applying free-share distributions and stock splits. In the coming years, the Company will work to further improve earnings per share and cash flow, and on the basis of the results, will share successes in the form of dividends in accordance with holistic judgments.
•	Kyocera’s goals to constantly enhance profitability will ensure greater returns for shareholders. At the same time, Kyocera will also conduct aggressive investments to be a market leader in the three strategic areas of telecommunications and information processing, environmental protection and quality of life and aim to be a “creative company that continues to grow for the 21st century.” For this purpose, the Company will retain a high level of internal reserves.

4. Policy to Encourage Individual Share Ownership in Kyocera

•	In February 1997, to make share transactions easier for individuals, the Company revised the number of shares in minimum trading units, reducing this number from 1,000 to 100 shares. These efforts proved highly rewarding, as the number of the Company shareholders as of the end of March 2003 jumped almost fivefold from approximately 18,500, which was recorded at the time of implementation, to 91,022.
•	In addition, stock split is one of the methods to reduce the size of minimum trading units. The Company, however, has not yet formulated any plans regarding the nature or timing of such moves.

5. Corporate Governance Guidelines and Policy Implementation

<Basic Guidelines concerning Corporate Governance>

•	Kyocera believes in the importance of a corporate governance system to maximize long-term and sustained shareholder value and profit for all of the Company’s stakeholders.
•	The principles and values inherent in this corporate governance system are shared by all Kyocera managers and employees ethics. At the core of whole Kyocera group is the “Kyocera Corporate Philosophy,” and all open and fair operational activities since the Company’s foundation have originated from the utilization of this universally accepted philosophy.
•	Kyocera has implemented a structure that promotes management transparency and accountability through the “practice of compliance management” and the “advancement of a corporate governance system.”

<Approaches and Measures to Enhance Corporate Governance>

[Promoting the Kyocera Corporate Philosophy]

•	The Kyocera Management Research Institute was established in March 2002 to educate managers and employees for being skilled managers exercising sound rationale, thus asserting the common goals of the Kyocera Corporate Philosophy which persuades of what is right thing as a human being throughout Kyocera. The Company continues to reinforce its corporate ethics by encouraging practical learning and self-development based on the corporate philosophy, particularly at this institute.
•	Kyocera has been training personnel in its corporate philosophy at the Kyocera Management Research Institute since November 2002 in order to develop future managers. The Company plans to extend this training to all employees in the future.

[Practicing Compliance Management]

•	To ensure a deliberate, systematic and sustained approach to compliance management throughout Kyocera, the Company established a Risk Management Department in September 2000.
•	In June 2000, the Company formulated the “Kyocera Employee Action Guidelines” concerning daily operations, as one step to ensuring compliance-based management. Kyocera will continue to advocate conformity to these guidelines in all managers and employees.
•	The Company set up a counseling room in April 2003 for employees to consult on breaches, or possible breaches, of the guidelines.

[Advancing a Corporate Governance System]

•	As a company listed on the New York Stock Exchange, Kyocera has been considering the improvement of an internal control system in accordance with the Sarbanes-Oxley Act, which was passed in July 2002 in response to acts of improper accounting at large corporations. Specifically, the Company established the Kyocera Disclosure Committee as a complement to the new system to ensure the fair disclosure of information to enhance management transparency and accountability.

•	The Company intends to introduce an executive officer system upon conclusion of the 49th General Meeting of Shareholders scheduled for June 25, 2003. The objectives of the new system will be to establish a corporate governance system commensurate with a global enterprise and a structure that prompts rapid decision-making in response to changes in the business environment, while further developing management with a view to the future.

Business Results and Financial Condition

1. Business Results

<Economic Situation and Business Environment>

•	There was little recovery in the economic situation during the fiscal year ended March 31, 2003, due mainly to global declines in stock markets, continued stagnation in consumer spending and weakness in capital expenditures in Japan. Overseas, despite signs of a revival in the United States economy at the beginning of this fiscal year, sluggish consumer spending in the second half and beyond led to a slowdown in economic growth. Although the European economy was weakening in general, the Asian economy, especially in China, continued to grow.
•	Despite an end to components inventories adjustments around the world and a consequent resurgence in demand in the mobile phone market in particular, persistent component price erosion has led to a harsh condition in the electronics market.

<Results for the Year Ended March 31, 2003 (Consolidated)>

	(Unit: Yen in millions)
	Year Ended March 31, 2003	Change from the previous year (%)
Net sales	1,069,770	3.4%
Profit from operations	83,388	61.7%
Income before income taxes	76,037	37.3%
Net income	41,165	28.8%
Average US$ exchange rate (yen)	122	—
Average Euro exchange rate (yen)	121	—

[Sales]

•	Although sales in the Fine Ceramics and Electronic Device Groups were down, strong sales in the Equipment Group, including telecommunications and information equipment, resulted in an increase in net sales in comparison with the previous fiscal year.

[Profits]

•	Kyocera recorded higher profits in this fiscal year as a result of increased sales and productivity in the Equipment Group in addition to a decrease in restructuring costs in overseas subsidiaries, recorded in the previous fiscal period.
•	Due to a significant decline in stock prices in Japanese stock market, Kyocera recorded losses on devaluation of investment securities of financial institutions, and also recognized a loss of devaluation of investment in Kinseki, Ltd., a domestic affiliate accounted for by equity method, as a result of strict application of accounting principles generally accepted in the United States of America. These losses of devaluation of investment securities and investment in an affiliate amounted to approximately 8 billion yen in total.

[Effect of Exchange Rate Fluctuations]

•	The yen appreciated 3 yen against the U.S. dollar and depreciated 10 yen against the Euro in comparison with the previous fiscal year. In terms of sales, the effects of the rising yen against the dollar outweighed the positive impact of the weak yen against the Euro. Accordingly, net sales after translation into yen were pushed down to 1.8 billion yen on a year-on-year basis. Conversely, with regard to income before income taxes, the positive effects of the weak yen against the Euro more than compensated for the strong yen against the dollar, and as a result, income before income taxes after translation into yen were up to 4.2 billion yen.

[Management and Business Strategies during the Fiscal Year]

•	The Company’s Printer Division was fully integrated into Kyocera Mita Corporation (Kyocera Mita) on April 1, 2002, through corporate divestiture, with the objectives of combining Kyocera’s copier and printer businesses and further strengthening the information equipment business.
•	The Company acquired Toshiba Chemical Corporation (Toshiba Chemical) as a wholly owned subsidiary through a stock swap on August 1, 2002, upon which it was renamed to Kyocera Chemical Corporation. The purpose was to pursue synergistic effects between Kyocera and Toshiba Chemical as well as bolster various business areas, notably electronic component materials, fine ceramic products and electronic devices. Kyocera issued approximately 990,000 new shares of its common stock for this stock swap.
•	Based on a resolution at the 48th General Meeting of Shareholders held on June 26, 2002, the Company acquired 5,000,000 shares of the Company’s common stock before September 9, 2002 in order to establish the stock option plans and also enable the Company to execute a flexible capital management policy responsive to changes in the management environment.
•	On August 1, 2002, 16 of the Company’s Business Groups were reorganized into 22 Corporate Business Divisions and 10 Business Divisions. The reorganization will not only further facilitate quick decision-making in management, but will also support the training and development of human resources throughout Kyocera.

[Items To Be Reported]

•	Upon adoption of the Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” in this fiscal year, Kyocera recorded a cumulative effect of change in accounting principle, net of tax, of 2.3 billion yen. This was mainly due to an impairment loss of approximately 3.2 billion yen on goodwill related to the acquisition of KYOCERA TYCOM CORPORATION, a subsidiary in the United States.
•	On July 23, 2002, the Ninth Circuit Court of Appeals rendered its decision with respect to the arbitration between the Company and U.S. based LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (presently renamed Prudential-Bache Trade Services, Inc.) for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The Company was ordered to pay approximately US$453 million, including interest and attorneys’ fees, whereupon the Company immediately filed a Petition for Rehearing and Suggestion for Rehearing En Banc. The Ninth Circuit Court of Appeals entered an order on December 17, 2002 that the case be reheard before an en banc court.

<Operating Segments (Consolidated)>

	(Unit: Yen in millions)
	Year Ended March 31, 2003	Change from the previous year (%)
Net sales:	1,069,770	3.4%
Fine ceramics group	238,867	(5.5%)
Electronic device group	227,962	(3.0%)
Equipment group	529,784	10.8%
Others	86,214	0.1%
Adjustments and eliminations	(13,057)	—
Operating profit:	77,877	38.2%
Fine ceramics group	18,797	(6.7%)
Electronic device group	11,816	170.3%
Equipment group	40,020	63.9%
Others	7,244	(2.6%)

(Note:)

Commencing in the fiscal year ended March 31, 2003, basic R&D expenditures of the Company itself, previously included within “Others,” have been charged to the respective operating segments. Accordingly, the Company has also restated previously disclosed operating profit of such operating segments to conform to the presentation of this fiscal year.

[Fine Ceramics Group]

•	Sales of parts for semiconductors and LCD fabrication equipment and SMD packages for mobile phones increased in line with a recovery in market conditions. In addition, sales of sapphire substrates for LCD projectors and packages for image devices were up as a result of strong demand and development of the market. Sales of solar systems and dental and orthopedic implants also showed steady growth.
•	Conversely, sales of ceramic packages for fiber-optic devices and parts for fiber-optic connectors decreased appreciably due to the slump in the global optical communications market.
•	As a result, sales and operating profit in this segment dropped compared with the previous fiscal year.

[Electronic Device Group]

•	A recovery in demand for mobile phone components, including ceramic capacitors and timing devices such as TCXOs, in line with the normalization of inventories at handset manufacturers, led to an increase in shipping volume in this segment. A sharp drop in component prices, however, resulted in lower overall sales year-on-year.
•	A decrease in one-off expenses associated with structural reforms at AVX Corporation, recorded in the previous fiscal year, which included the integration of production bases and personnel reductions coupled with increased efficiency in domestic production as well as higher productivity and reduced costs in China, led to an increase in operating profit in this segment.

[Equipment Group]

•	Sales and operating profit in this segment both increased owing to strong sales of telecommunications and information equipment.
•	Sales of camera-mounted handsets in Japan and CDMA 2000 1x handsets in the United States grew steadily, and aggressive market development and high sales of PHS-related products in overseas markets helped sales and profits in the telecommunications business to increase.
•	Timely product launches of network-compatible, mid- to high-speed digital multifunction peripherals (MFPs) and the market’s increasing confidence in our products effected a large increase in sales and profits of information equipment.
•	Sales and profits in the optical instruments business declined, primarily due to a rapidly constricting still camera market.

[Others]

•	Though Kyocera Chemical Corporation joined to this segment, due to a drop in sales of the communications engineering and information system businesses at Kyocera Communication Systems Co., Ltd. (KCCS), a domestic subsidiary, and of Kyocera Leasing Co., Ltd., sales of this segment did not increase and operating profit even decreased compared with the previous year.

<Orders and Production (Consolidated)>

•	Orders and production by operating segment for this fiscal year are as follows.

	(Unit: Yen in millions)
	Year Ended March 31, 2003	Change from the previous year (%)
Orders:	1,093,554	11.3%
Fine Ceramics Group	238,419	0.1%
Electronic Device Group	236,883	12.9%
Equipment Group	538,967	16.6%
Others	79,285	9.9%

	(Unit: Yen in millions)
	Year Ended March 31, 2003	Change from the previous year (%)
Production:	1,056,088	9.1%
Fine Ceramics Group	223,415	(3.7%)
Electronic Device Group	262,032	4.9%
Equipment Group	526,695	17.8%
Others	43,946	11.5%

<Geographic Segments>

	(Unit: Yen in millions)
	Year Ended March 31, 2003	Change from the previous year (%)
Net sales:	1,069,770	3.4%
Japan	423,190	3.6%
U.S.A.	264,755	(8.6%)
Asia	178,384	20.2%
Europe	144,293	2.0%
Others	59,148	26.8%

[Japan]

•	Net sales in Japan increased relative to the previous fiscal year primarily as a result of high demand for fine ceramic parts and telecommunications equipment, especially for mobile phones.

[United States]

•	A slump in demand for semiconductor parts in the optical communications market resulted in lower overall sales.

[Asia]

•	Sales in Asia increased due mainly to expanded sales of electronic devices, telecommunications and information equipment.

[Europe]

•	A steady rise in sales of information equipment led to an increase in sales in this region.

2.	Financial Condition

<Cash Flows (Consolidated)>

•	Cash and cash equivalents at the end of this fiscal year increased by ¥17,411 million to ¥298,310 million compared with the previous year.

	(Unit: Yen in millions)
	Year Ended March 31,
	2003	2002
Cash flows from operating activities	160,754	140,929
Cash flows from investing activities	(58,512)	(51,138)
Cash flows from financing activities	(74,662)	(18,396)
Effect of exchange rate changes on cash and cash equivalents	(10,169)	8,171
Net increase in cash and cash equivalents	17,411	79,566
Cash and cash equivalents at beginning of year	280,899	201,333
Cash and cash equivalents at end of year	298,310	280,899

•	Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal this year increased by ¥19,825 million to ¥160,754 million from the previous year of ¥140,929 million. This is due mainly to that net income increased by ¥9,212 million to ¥41,165 million compared with the previous year. This was also due to decrease in payments for accounts payables and income taxes.

•	Cash Flows from Investing Activities

Net cash used in investing activities in this fiscal year increased by ¥7,374 million to ¥58,512 million from the previous year of ¥51,138 million. This was due primarily to decrease in proceeds from maturities of securities, despite of a decrease in capital expenditures mainly in Fine Ceramics Group.

•	Cash Flows from Financing Activities

Net cash used in financing activities in this fiscal year increased by ¥56,266 million to ¥74,662 million from the previous year of ¥18,396 million. This was due mainly to significant increase in purchase of treasury stock.

<Cash Flows Indexes (Consolidated)>

•	Although the ratio of market capitalization to total assets for this fiscal year declined compared with the previous year due to a fall of the Company’s stock price, it still remains at a high level.
•	Other indices below have been stable for these five years and Kyocera maintains a desirable financial and cash position.

	Years Ended March 31,
	2003	2002	2001	2000	1999
Stockholders’ equity to total assets	61.4%	63.2%	59.2%	65.6%	67.7%
Market capitalization to total assets	66.5%	101.2%	124.6%	266.6%	106.8%
Interest bearing debts per operating cash flows (years)	1.2	1.5	1.5	1.2	1.1
Operating cash flows per interest paid (ratio)	49.8	26.6	37.3	34.7	28.7

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

<Capital Expenditures and Depreciation (Consolidated)>

	(Unit: Yen in millions)
	Year Ended March 31, 2003	Change from the previous year (%)
Capital expenditures	40,614	(25.7%)
(% to net sales)	3.8%	—
Depreciation expenses	64,988	(14.8%)
(% to net sales)	6.1%	—

•	Capital expenditures for this fiscal year focused on the streamlining of production processes to improve productivity, and investments for new facilities in Fine Ceramics Group and Electronic Device Group were adequately controlled. As a result, capital expenditures, and consequently depreciation expenses, decreased from the previous year.

<Results for the Year Ended March 31, 2003 (Non-Consolidated)>

	(Unit: Yen in millions)
	Year Ended March 31, 2003	Change from the previous year (%)
Net sales	482,834	(3.3%)
Profit from operations	42,407	10.5%
Recurring profit	54,685	(3.1%)
Net income	27,923	(19.0%)

<Cash Dividends for the Year>

•	With regard to the year-end dividends, it will be decided at the 49th General Meeting of Shareholders, scheduled for June 25, 2003, that a cash distribution shall be made at the rate of 30 yen per share based on the premise of providing stable payments to shareholders. Accordingly, total dividends for the year, including the interim dividend of the same amount already paid, amounted to 60 yen per share.

Basic Outlook and Future Management and Business Strategies

1. Economic Situation and Business Environment for the Year Ending March 31, 2004

•	Possible negative effects of the Iraq war on global markets combined with global weakness in stock markets and fluctuating currencies has created growing uncertainty in the economic climate for the fiscal year ending March 31, 2004. Moreover, with few signs of recovery in the Japanese economy, the first half of the fiscal year is expected to be particularly severe.
•	In the electronics industry, however, the introduction of handsets featuring color LCDs and built-in cameras coupled with increased popularity in China is expected to stimulate global demand for mobile phones. In addition, mild recovery is expected in PC-related markets.

2. Financial Forecasts for the Fiscal Year Ending March 31, 2004 (Consolidated)

	(Unit: Yen in millions)
	Year Ending March 31, 2004 (Forecast)	Change from the Previous Year (%)
Net sales	1,140,000	6.6%
Profit from operations	89,000	6.7%
Income before income taxes	92,000	21.0%
Net income	52,000	26.3%
Average US$ exchange rate (yen)	115	—
Average Euro exchange rate (yen)	121	—

3. Challenges and Future Management Strategies

•	Kyocera promotes “high-value-added diversification” in each of its businesses base on the common “Corporate Philosophy.” As such, Kyocera has set criteria for a high-value-added business at a pre-tax profit ratio of over 15% to determine whether to continue or withdraw that business, with two applicable conditions: the first concerns the existence of strong demand in the market each business is focused on, and the second, whether Kyocera possesses, or can attain, the technologies necessary to meet market needs.
•	Kyocera strives to maximize the synergistic effect among each business and promote high-value-added diversification by utilizing independent management control systems to ensure accurate and rapid comprehension of the respective condition of each business.
•	Specific management challenges are as follows.

<Boost Sales in China>

•	Kyocera continues to strengthen production bases and create a sales network in China with the objective of expanding sales in the high-growth Chinese market, where a lot of electronic equipment manufactures possess production facilities. Based on this strategy, we established Kyocera (Tianjin) Sales and Trading Corporation, the first joint venture with funding from the overseas manufacturing industry that can handle the sale of both imported whole Kyocera’s products and locally manufactured products. Kyocera will expand sales of our products in China via the new sales subsidiary by meeting various customer needs as soon as possible.

<Rapidly Enhance Profitability of Components Business>

•	Recovery in demand is forecasted in the electronics industries with the completion of global components inventory corrections. However, with continued declines in component prices expected, Kyocera will focus on gaining market share in areas of comparative strength by further strengthening products development that already command high global share to increase profitability and will consolidate its position as market leader.

•	Furthermore, Kyocera will boost profitability by developing new as well as existing markets. In view of rising demand for automotive electronics that create safer and more eco-friendly, Kyocera will leverage its abundant resources, from components and devices to various equipments, to develop high-value-added products and become a market leader in the automotive market.
•	To comprehensively reduce costs and enhance price competitiveness, Kyocera will expand production of multipurpose products in China. In addition to increasing efficiency of production in Japan, Kyocera intends to strengthen new product development and bolster production of high-value-added products.
•	Kyocera aims to expand its solar systems business in China and plans to commence the local manufacture of solar modules in near future.

<Further Expand Sales and Boost Profitability of Equipment Group>

•	With regard to telecommunications equipment, Kyocera aims to become a leader in the CDMA market by pursuing a global marketing strategy, pursuing synergy at bases in Japan, Korea, the United States and China, and optimizing global product development and production structure.
•	Kyocera aims to increase profitability of the information equipment business by boosting customer confidence through an expanded sales network and an enhanced product lineup.
•	To raise profitability in the optical instruments business, Kyocera will reduce costs by increasing production of digital cameras in China, as well as aggressively launch new products into the market.

4. Outlook and Future Business Strategies by Operating Segment (Consolidated)

	(Unit: Yen in millions)
	Year Ending March 31, 2004 (Forecast)	Change from the Previous Year (%)
Net sales	1,140,000	6.6%
Fine ceramics group	250,500	4.9%
Electronic device group	235,000	3.1%
Equipment group	576,000	8.7%
Others	95,500	10.8%
Adjustments and eliminations	(17,000)	—
Operating profit	86,500	11.1%
Fine ceramics group	21,000	11.7%
Electronic device group	10,000	(15.4%)
Equipment group	48,000	19.9%
Others	7,500	3.5%

<Fine Ceramics Group>

•	Kyocera is anticipating an increase in sales of parts for LCD fabrication equipment and sapphire substrates in line with the surge in demand for large LCD displays and LCD projectors. The rise in popularity of color phones and camera-equipped mobile phones is expected to boost demand for semiconductor parts such as SMD packages and packages for image devices.

<Electronic Device Group>

•	Kyocera is projecting high demand for compact, advanced components, due to a recovery of PC-related markets as well as increased replacement demand for sophisticated mobile handsets and continued expansion in new areas.

<Equipment Group>

•	In telecommunications equipment business, Kyocera expects high demand for mobile phones in China and strong sales of communication systems equipment, such as PHS-related products, in overseas markets.
•	In information equipment business, Kyocera will strive to heighten the Kyocera Mita brand value. We are also projecting an increase in sales of information equipment through the launch of new color copiers and printers and an expanded sales network.
•	Kyocera aims to boost sales of optical instruments by enhancing its digital camera lineup.

<Others>

•	KCCS will expand IT solutions business including contents and related services for mobile phones overseas, particularly Southeast Asia.

5. Financial Forecasts for the Fiscal Year Ending March 31, 2004 (Non-Consolidated)

	(Unit: Yen in millions)
	Year Ending March 31, 2004 (Forecast)	Change from the Previous Year (%)
Net sales	515,000	6.7%
Profit from operations	52,500	23.8%
Recurring profit	69,000	26.2%
Net income	40,000	43.2%

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic devices; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

ASSETS

	Japanese yen in millions
	March 31,				Increase (Decrease)
	2003		2002
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥298,310		¥280,899		¥17,411
Restricted cash	56,368		59,509		(3,141)
Short-term investments	14,651		10,902		3,749
Trade notes receivable	35,446		25,367		10,079
Trade accounts receivable	179,750		174,240		5,510
Short-term finance receivables	31,254		83,196		(51,942)
Less allowances for doubtful accounts and sales returns	(7,703)		(11,110)		3,407
Inventories	183,156		205,806		(22,650)
Deferred income taxes	52,136		51,997		139
Other current assets	19,054		22,061		(3,007)

Total current assets	862,422	52.7	902,867	54.9	(40,445)

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	24,398		26,206		(1,808)
Securities and other investments	308,137		301,659		6,478

Total investments and advances	332,535	20.3	327,865	19.9	4,670
Long-term finance receivables	125,728	7.7	83,745	5.1	41,983
Property, plant and equipment, at cost :
Land	53,973		46,834		7,139
Buildings	203,387		189,024		14,363
Machinery and equipment	587,076		568,717		18,359
Construction in progress	5,483		11,596		(6,113)
Less accumulated depreciation	(600,414)		(547,548)		(52,866)

	249,505	15.3	268,623	16.3	(19,118)
Goodwill	25,703	1.6	30,757	1.9	(5,054)
Intangible assets	15,068	0.9	16,202	1.0	(1,134)
Other assets	24,053	1.5	15,399	0.9	8,654

Total non-current assets	772,592	47.3	742,591	45.1	30,001

Total assets	¥1,635,014	100.0	¥1,645,458	100.0	¥(10,444)

Note 1: Restricted cash represents the amount of time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with a legal proceeding.

Note 2: Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.” According to this standard, the intangible assets formerly included in other assets is separately disclosed.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Japanese yen in millions
	March 31,				Increase (Decrease)
	2003		2002
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥107,886		¥106,880		¥1,006
Current portion of long-term debt	30,198		12,401		17,797
Trade notes and accounts payable	98,105		78,627		19,478
Other notes and accounts payable	28,428		27,236		1,192
Accrued payroll and bonus	33,059		31,572		1,487
Accrued income taxes	28,060		21,359		6,701
Accrued litigation expenses	41,862		45,333		(3,471)
Other accrued expenses	23,387		24,344		(957)
Other current liabilities	14,589		11,356		3,233

Total current liabilities	405,574	24.8	359,108	21.8	46,466
Non-current liabilities :
Long-term debt	60,736		96,856		(36,120)
Accrued pension and severance costs	74,906		49,549		25,357
Deferred income taxes	22,879		28,045		(5,166)
Other non-current liabilities	5,859		4,892		967

Total non-current liabilities	164,380	10.0	179,342	10.9	(14,962)

Total liabilities	569,954	34.8	538,450	32.7	31,504

Minority interests in subsidiaries	61,560	3.8	67,530	4.1	(5,970)
Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	167,675		158,228		9,447
Retained earnings	828,350		798,407		29,943
Accumulated other comprehensive income	(56,194)		(22,750)		(33,444)
Treasury stock, at cost	(52,034)		(10,110)		(41,924)

Total stockholders’ equity	1,003,500	61.4	1,039,478	63.2	(35,978)

Total liabilities

and stockholders’ equity	¥1,635,014	100.0	¥1,645,458	100.0	¥(10,444)

Note 3: Accumulated other comprehensive income is as follows:

	Japanese yen in millions
	March 31,
	2003	2002
Net unrealized losses on securities	¥(29,955)	¥(27,926)
Net unrealized losses on derivative financial instruments	¥(331)	¥(425)
Minimum pension liability	¥(10,931)	—
Foreign currency translation adjustments	¥(14,977)	¥5,601

CONSOLIDATED STATEMENTS OF INCOME

	Japanese yen in millions, except per share amounts
	Years ended March 31,				Increase (Decrease)
	2003		2002
	Amount	%	Amount	%	Amount	%
Net sales	¥1,069,770	100.0	¥1,034,574	100.0	¥35,196	3.4
Cost of sales	796,258	74.4	795,201	76.9	1,057	0.1

Gross profit	273,512	25.6	239,373	23.1	34,139	14.3
Selling, general and administrative expenses	190,124	17.8	187,812	18.1	2,312	1.2

Profit from operations	83,388	7.8	51,561	5.0	31,827	61.7
Other income or expenses :
Interest and dividend income	5,194	0.5	7,304	0.7	(2,110)	(28.9)
Interest expense	(1,432)	(0.1)	(2,655)	(0.2)	1,223	—
Foreign currency transaction (losses) gains, net	(5,405)	(0.5)	5,238	0.5	(10,643)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	3,092	0.3	1,559	0.2	1,533	98.3
Loss on devaluation of investment in an affiliate	(5,159)	(0.5)	—	—	(5,159)	—
Losses on devaluation of investment securities	(2,883)	(0.3)	(5,771)	(0.6)	2,888	—
Other, net	(758)	(0.1)	(1,838)	(0.2)	1,080	—

Total other income or expenses	(7,351)	(0.7)	3,837	0.4	(11,188)	—

Income before income taxes, minority interests and cumulative effect of change in accounting principle	76,037	7.1	55,398	5.4	20,639	37.3
Income taxes	32,780	3.1	21,308	2.1	11,472	53.8

Income before minority interests and cumulative effect of change in accounting principle	43,257	4.0	34,090	3.3	9,167	26.9
Minority interests	164	0.1	(299)	(0.0)	463	—

Income before cumulative effect of change in accounting principle	43,421	4.1	33,791	3.3	9,630	28.5
Cumulative effect of change in accounting principle	(2,256)	(0.3)	(1,838)	(0.2)	(418)	—

Net income	¥41,165	3.8	¥31,953	3.1	¥9,212	28.8

Earnings per share:
Income before cumulative effect of change in accounting principle :
Basic	¥233.02		¥178.74
Diluted	¥232.97		¥178.59
Net income:
Basic	¥220.91		¥169.02
Diluted	¥220.86		¥168.88
Weighted average number of shares of common stock outstanding (shares in thousands)
Basic	186,338		189,050
Diluted	186,382		189,204

Notes:

1.	The Company applies SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for years ended March 31, 2003 and 2002 was an increase of 7,721 million yen and 28,876 million yen, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.
3.	Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.” And effective April 1, 2001, Kyocera adopted SFAS No.133, “Accounting for Derivative Instrument and Hedging Activities,” as amended by SFAS No.138. Upon the adoption of these standards, Kyocera recognized cumulative effects of these changes in accounting principle, net of tax amounted to 2,256 million yen and 1,838 million yen for years ended March 31, 2003 and 2002, respectively.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	( Japanese yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2001 (189,057)	¥115,703	¥158,183	¥777,797	¥(19,673)	¥(9,945)

Net income for the year			31,953			¥31,953
Accumulated other comprehensive income				(3,077)		(3,077)

Total comprehensive income for the year						¥28,876

Cash dividends			(11,343)
Purchase of treasury stock (83)					(628)
Reissuance of treasury stock (68)		45			463

Balance, March 31, 2002 (189,042)	115,703	158,228	798,407	(22,750)	(10,110)

Net income for the year			41,165			¥41,165
Accumulated other comprehensive income				(33,444)		(33,444)

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary		66

Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Japanese yen in millions
	Years ended March 31,
	2003	2002
Cash flows from operating activities:
Net income	¥41,165	¥31,953
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	75,320	88,497
Provision for doubtful accounts	(2,060)	3,593
Losses on inventories	6,966	11,872
Deferred income taxes	(3,612)	(12,879)
Minority interests	(164)	299
Equity in earnings of affiliates and unconsolidated subsidiaries	(3,092)	(1,559)
Loss on devaluation of investment in an affiliate	5,159	—
Losses on devaluation of investment securities	2,883	5,771
Cumulative effect of change in accounting principle	2,256	1,838
Foreign currency adjustments	5,139	(6,280)
Change in assets and liabilities :
(Increase) decrease in receivables	(948)	55,047
Decrease in inventories	11,067	40,443
Decrease in other current assets	1,128	4,683
Increase (decrease) in notes and accounts payable	13,247	(41,600)
Increase (decrease) in accrued income taxes	4,380	(37,923)
Increase (decrease) in other current liabilities	1,319	(4,424)
(Decrease) increase in other non-current liabilities	(1,259)	2,299
Other, net	1,860	(701)

Net cash provided by operating activities	160,754	140,929

Cash flows from investing activities :
Payments for purchases of available-for-sale securities	(21,562)	(47,402)
Payments for purchases of held-to-maturity securities	(30,682)	(13,588)
Payments for purchases of investments and advances	(1,035)	(465)
Sales and maturities of available-for-sale securities	6,892	44,934
Maturities of held-to-maturity securities	27,458	38,697
Payments for purchases of property, plant and equipment	(40,481)	(59,031)
Proceeds from sales of property, plant and equipment	3,122	1,809
Payment for purchases of intangible assets	(6,620)	(10,669)
Acquisitions of businesses, net of cash acquired	4,058	(60)
Restricted cash	(1,477)	(6,959)
Other, net	1,815	1,596

Net cash used in investing activities	(58,512)	(51,138)

Cash flows from financing activities :
Decrease in short-term debt	(3,475)	(30,345)
Proceeds from issuance of long-term debt	1,568	60,043
Payments of long-term debt	(19,152)	(9,659)
Payments of liabilities deferred pursuant to the rehabilitation plan	—	(25,609)
Dividends paid	(12,382)	(12,773)
Purchase of treasury stock	(42,010)	(628)
Other, net	789	575

Net cash used in financing activities	(74,662)	(18,396)

Effect of exchange rate changes on cash and cash equivalents	(10,169)	8,171

Net increase in cash and cash equivalents	17,411	79,566
Cash and cash equivalents at beginning of year	280,899	201,333

Cash and cash equivalents at end of year	¥298,310	¥280,899

SUPPLEMENTAL CASH FLOW INFORMATION

	Japanese yen in millions
	Years ended March 31,
	2003	2002
Cash paid during the year for :
Interest	¥3,230	¥5,299
Income taxes	32,012	72,111
Acquisitions of businesses :
Fair value of assets acquired	¥32,015	¥543
Fair value of liabilities assumed	(22,584)	(456)
Stock issuance for acquisition	(9,381)	—
Cash acquired	(4,108)	(27)

	¥(4,058)	¥60

SEGMENT INFORMATION

1. Operating segments :

	Japanese yen in millions
	Years ended March 31,		Increase (Decrease)
	2003	2002
	Amount	Amount	Amount	%
Net sales :
Fine ceramics group	¥238,867	¥252,879	¥(14,012)	(5.5)
Electronic device group	227,962	234,938	(6,976)	(3.0)
Equipment group	529,784	478,293	51,491	10.8
Others	86,214	86,116	98	0.1
Adjustments and eliminations	(13,057)	(17,652)	4,595	—

	¥1,069,770	¥1,034,574	¥35,196	3.4

Operating profit :
Fine ceramics group	¥18,797	¥20,137	¥(1,340)	(6.7)
Electronic device group	11,816	4,372	7,444	170.3
Equipment group	40,020	24,413	15,607	63.9
Others	7,244	7,438	(194)	(2.6)

	77,877	56,360	21,517	38.2

Corporate	(5,382)	(2,508)	(2,874)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	3,092	1,559	1,533	98.3
Adjustments and eliminations	450	(13)	463	—

Income before income taxes	¥76,037	¥55,398	¥20,639	37.3

Segment assets :
Fine ceramics group	¥179,052	¥201,442	¥(22,390)	(11.1)
Electronic device group	333,392	349,322	(15,930)	(4.6)
Equipment group	280,848	283,778	(2,930)	(1.0)
Others	252,041	230,319	21,722	9.4

	1,045,333	1,064,861	(19,528)	(1.8)
Corporate	600,853	618,036	(17,183)	(2.8)
Investments in and advances to affiliates and unconsolidated subsidiaries	24,398	26,206	(1,808)	(6.9)
Adjustments and eliminations	(35,570)	(63,645)	28,075	—

Total assets	¥1,635,014	¥1,645,458	¥(10,444)	(0.6)

Depreciation and amortization :
Fine ceramics group	¥18,337	¥24,530	¥(6,193)	(25.2)
Electronic device group	25,870	32,817	(6,947)	(21.2)
Equipment group	24,445	25,331	(886)	(3.5)
Others	4,158	3,613	545	15.1
Corporate	2,510	2,206	304	13.8

Total	¥75,320	¥88,497	¥(13,177)	(14.9)

Capital expenditures :
Fine ceramics group	¥8,095	¥14,536	¥(6,441)	(44.3)
Electronic device group	13,501	16,112	(2,611)	(16.2)
Equipment group	13,311	15,009	(1,698)	(11.3)
Others	4,115	5,249	(1,134)	(21.6)
Corporate	1,592	3,725	(2,133)	(57.3)

Total	¥40,614	¥54,631	¥(14,017)	(25.7)

2. Geographic segments (Sales and operating profit by geographic area) :

	Japanese yen in millions
	Years ended March 31,		Increase (Decrease)
	2003	2002
	Amount	Amount	Amount	%
Net sales:
Japan	¥489,408	¥445,322	¥44,086	9.9
Intra-group sales and transfer between geographic areas	244,316	198,736	45,580	22.9

	733,724	644,058	89,666	13.9

United States of America	307,298	329,468	(22,170)	(6.7)
Intra-group sales and transfer between geographic areas	23,415	21,272	2,143	10.1

	330,713	350,740	(20,027)	(5.7)

Asia	107,857	97,055	10,802	11.1
Intra-group sales and transfer between geographic areas	74,419	57,828	16,591	28.7

	182,276	154,883	27,393	17.7

Europe	151,525	149,341	2,184	1.5
Intra-group sales and transfer between geographic areas	29,666	25,294	4,372	17.3

	181,191	174,635	6,556	3.8

Others	13,682	13,388	294	2.2
Intra-group sales and transfer between geographic areas	8,269	9,476	(1,207)	(12.7)

	21,951	22,864	(913)	(4.0)

Adjustments and eliminations	(380,085)	(312,606)	(67,479)	—

	¥1,069,770	¥1,034,574	¥35,196	3.4

Operating profit:
Japan	¥75,384	¥56,170	¥19,214	34.2
United States of America	4,189	(3,998)	8,187	—
Asia	10,368	9,155	1,213	13.2
Europe	(9,595)	(3,962)	(5,633)	—
Others	842	(100)	942	—

	81,188	57,265	23,923	41.8
Adjustments and eliminations	(2,861)	(918)	(1,943)	—

	78,327	56,347	21,980	39.0
Corporate	(5,382)	(2,508)	(2,874)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	3,092	1,559	1,533	98.3

Income before income taxes	¥76,037	¥55,398	¥20,639	37.3

3. Geographic segments (Sales by region) :

	Japanese yen in millions
	Years ended March 31,				Increase (Decrease)
	2003		2002
	Amount	%	Amount	%	Amount	%
Japan	¥423,190	39.6	¥408,561	39.5	¥14,629	3.6
United States of America	264,755	24.7	289,517	28.0	(24,762)	(8.6)
Asia	178,384	16.7	148,349	14.3	30,035	20.2
Europe	144,293	13.5	141,493	13.7	2,800	2.0
Others	59,148	5.5	46,654	4.5	12,494	26.8

Net sales	¥1,069,770	100.0	¥1,034,574	100.0	¥35,196	3.4

Sales outside Japan	¥646,580		¥626,013		¥20,567	3.3
Sales outside Japan ratio to net sales	60.4%		60.5%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Investments in debt and equity securities at March 31, 2003 and 2002, included in short-term investments (current assets) and securities and other investments (non-current assets) are summarized as follows :

	Japanese yen in millions
	March 31,
	2003				2002
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥29,754	¥29,610	¥6	¥150	¥28,127	¥27,838	¥19	¥308
Other debt securities	36,927	32,566	4	4,365	24,056	21,821	4	2,239
Equity securities	259,942	212,902	2,671	49,711	262,039	216,100	6,163	52,102

Total available-for-sale securities	326,623	275,078	2,681	54,226	314,222	265,759	6,186	54,649

Held-to-maturity securities
Corporate debt securities	19,240	19,190	0	50	31,091	30,626	1	466
Other debt securities	25,276	25,327	51	0	12,591	12,568	4	27

Total held-to-maturity securities	44,516	44,517	51	50	43,682	43,194	5	493

Total investments in debt and equity securities	¥371,139	¥319,595	¥2,732	¥54,276	¥357,904	¥308,953	¥6,191	¥55,142

Note: Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

DERIVATIVE FINANCIAL INSTRUMENTS

The aggregate contract amounts and fair value of derivative financial instruments are as follows: (Negative figures in fair value represents valuation loss.)

	Japanese yen in millions
	March 31,
	2003		2002
	Contract Amount	Fair Value	Contract Amount	Fair Value
Currency swaps	¥587	¥(10)	¥669	¥3
Foreign currency forward contracts to sell	53,486	(1,142)	56,582	(779)
Foreign currency forward contracts to buy	7,289	108	6,146	25
Interest swaps	93,870	(2,243)	127,908	(1,640)

Note : The fair value was estimated based on quotes from financial institutions.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :
AVX CORPORATION
KYOCERA WIRELESS CORPORATION
KYOCERA MITA CORPORATION
KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :
TAITO CORPORATION
KINSEKI, LTD.

2. Changes in scope of consolidation and application of the equity method : Consolidation

(Increase)	Established : 4	KYOCERA WIRELESS MEXICO, S.A. DE C.V. and others

	Acquired : 10	KYOCERA CHEMICAL CO., LTD. and others

Moved from equity method : 1
IMAGING TECHNOLOGY SYSTEMS, LTD.

(Decrease)	Sold : 1	KYOCERA SOLAR ARGENTINA S.A.

	Liquidated : 10	KYOCERA EUROPE GmbH and others

Decreased due to reorganization of subsidiaries : 1
KYOCERA MITA HIRAKATA CORPORATION

Equity method

(Increase)	None

(Decrease)	Moved to consolidation : 1
IMAGING TECHNOLOGY SYSTEMS, LTD.

	Sold : 1	AKINAI CALGARY CANADA INC.

3. Employee benefits plan

Kyocera adopts SFAS No. 87 for the calculation of employee benefits plan.

Employees of the Company and some domestic subsidiaries are covered by the Kyocera Employee Pension Fund (EPF), which was established pursuant to the Japanese Welfare Pension Insurance Law (JWPIL). Benefits under the EPF generally are based on the current rate of base salary, employee’s position length of service and conditions under which the termination occurs. In accordance with the JWPIL, a portion of the government’s social security program, under which the employer and employee contribute an equal amount, is contracted out to the Company and some domestic subsidiaries (“contracted-out-portion).

The Company and some domestic subsidiaries adds to it their own non-contributory pension plan (“corporate portion”). Employees of some overseas subsidiaries of the Company are covered by non-contributory defined benefit pension plans.

(Supplemental information)

Accounting for the transfer to the government of the substitutional portion of employee pension fund liabilities

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, the Company and its certain domestic subsidiaries were approved by the Ministry of the Health, Labor and Welfare for the exemption from the obligation for benefits related to future employee service under the substitutional portion in this fiscal year.

Gain related to this transfer process shall be recognized upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. As the dates of the completion have not been decided yet, such gain is not reflected in the consolidated and non-consolidated financial forecasts of the Company relating to the fiscal year ending March 2004 in this Form 6-K.

For your information, given that the transfer is completed by March 31, 2004, the Company estimates special gain of approximately 31.3 billion yen on non-consolidated basis under accounting principles generally accepted in Japan and approximately 15.7 billion yen on a consolidated basis in accordance with accounting principles generally accepted in the United States of America. Actual result could differ from these estimations.

NON-CONSOLIDATED FINANCIAL STATEMENTS

RESULTS FOR THE YEAR ENDED MARCH 31, 2003

KYOCERA CORPORATION

KYOCERA CORPORATION

The non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the annual results : April 25, 2003

Date of the general meeting of shareholders : June 25, 2003

1. Results for the year ended March 31, 2003 :

(1)	Results of operations :

	Japanese yen
	Years ended March 31,
	2003	2002
Net sales	¥482,834 million	¥499,264 million
% change from the previous year	(3.3)%	(23.5)%
Profit from operations	42,407 million	38,364 million
% change from the previous year	10.5%	(58.5)%
Recurring profit	54,685 million	56,412 million
% change from the previous year	(3.1)%	(50.7)%
Net income	27,923 million	34,475 million
% change from the previous year	(19.0)%	9.8%

Earnings per share :
Basic	¥149.45	¥182.36
Diluted	—	¥182.21

Return on equity	3.2%	3.9%
Recurring profit to total assets	5.0%	4.9%
Recurring profit to net sales	11.3%	11.3%

Notes :

1.	Average number of common stock outstanding during the year
Year ended March 31, 2003 :	186,338,707 shares
Year ended March 31, 2002 :	189,049,779 shares

2.	Change in accounting policies : Please refer to the note on page 38 .

(2)	Dividend information :
	Japanese yen
	Years ended March 31,
	2003		2002
Year-end dividends per share	¥30.00		¥30.00
Interim dividends per share	30.00		30.00
Annual dividends per share	60.00		60.00
Annual aggregate amount of dividends paid	11,099	million	11,342	million
Dividends to net income	40.1%		32.9%
Dividends to stockholders’ equity	1.3%		1.3%

(3)	Financial condition :

	Japanese yen
	March 31,
	2003	2002
Total assets	¥1,094,672 million	¥1,110,951 million
Stockholders’ equity	865,147 million	879,434 million

Stockholders’ equity to total assets	79.0%	79.2%

Stockholders’ equity per share	¥4,676.97	¥4,652.07

Notes : Total number of shares outstanding as of :

March 31, 2003	184,964,360 shares
March 31, 2002	189,041,518 shares
Total number of treasury stock as of :
March 31, 2003	6,344,930 shares
March 31, 2002	1,276,782 shares

2. Forecast for the year ending March 31, 2004 :

	Japanese yen
	Six months ending September 30, 2003	Year ending March 31, 2004
Net sales	¥245,000 million	¥515,000 million
Recurring profit	29,000 million	69,000 million
Net income	16,000 million	40,000 million
Interim dividends per share	30.00	—
Year-end dividends per share	—	30.00
Annual dividends per share	—	60.00

Note : Forecast for annual earnings per share:                                     ¥215.85

With regard to the forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 17.

BALANCE SHEETS

ASSETS

	Japanese yen in millions
	March 31,
	2003		2002		Increase
	Amount	%	Amount	%	(Decrease)
Current assets :
Cash and bank deposits	¥208,418		¥175,666		¥32,751
Trade notes receivable	47,526		50,580		(3,054)
Trade accounts receivable	74,155		85,035		(10,879)
Marketable securities	14,649		10,901		3,748
Finished goods and merchandise	21,829		35,944		(14,114)
Raw materials	19,413		21,802		(2,388)
Work in process	19,838		20,571		(733)
Supplies	525		490		34
Deferred income taxes	28,592		31,464		(2,872)
Short-term loans	4,036		18,340		(14,304)
Other accounts receivable	2,737		3,800		(1,063)
Other current assets	1,191		761		430
Allowances for doubtful accounts	(26)		(300)		274

Total current assets	442,887	40.5	455,058	41.0	(12,171)

Fixed assets :
Tangible fixed assets :
Buildings	38,924		43,099		(4,174)
Structures	2,451		2,711		(259)
Machinery and equipment	36,012		48,510		(12,497)
Vehicles	28		40		(11)
Tools, furniture and fixtures	9,016		9,519		(503)
Land	30,386		30,335		51
Construction in progress	650		744		(93)

Total tangible fixed assets	117,472	10.7	134,960	12.1	(17,488)

Intangible assets :
Patent rights and others	2,576		4,095		(1,518)

Total intangible assets	2,576	0.2	4,095	0.4	(1,518)

Investments and other assets :
Investments in securities	300,916		312,723		(11,806)
Investments in subsidiaries	194,160		146,436		47,724
Investments in subsidiaries other than equity securities	24,244		25,869		(1,624)
Long-term loans	10,456		23,792		(13,336)
Long-term prepaid expenses	3,935		3,577		358
Other investments	5,002		11,907		(6,904)
Allowances for doubtful accounts	(1,030)		(7,470)		6,440
Allowances for impairment loss on securities	(5,950)		—		(5,950)

Total investments and other assets	531,736	48.6	516,836	46.5	14,899

Total fixed assets	651,785	59.5	655,892	59.0	(4,107)

Total assets	¥1,094,672	100.0	¥1,110,951	100.0	¥(16,278)

LIABILITIES

	Japanese yen in millions
	March 31,
	2003		2002		Increase
	Amount	%	Amount	%	(Decrease)
Current liabilities :
Trade notes payable	—		¥1,023		¥(1,023)
Trade accounts payable	¥50,766		40,899		9,867
Other payables	63,600		66,318		(2,717)
Accrued expenses	7,571		8,810		(1,239)
Income taxes payables	8,500		11,400		(2,900)
Deposits received	2,722		2,581		141
Accrued bonuses	10,900		11,520		(620)
Provision for warranties	778		734		43
Provision for sales returns	217		229		(12)
Other notes payable	—		523		(523)
Other current liabilities	201		770		(569)

Total current liabilities	145,257	13.3	144,810	13.0	446

Non-current liabilities :
Deferred income taxes	15,154		12,640		2,513
Accrued pension and severance costs	67,596		72,612		(5,015)
Directors’ retirement allowance	1,176		1,121		55
Other non-current liabilities	341		332		8

Total non-current liabilities	84,267	7.7	86,706	7.8	(2,438)

Total liabilities	229,525	21.0	231,516	20.8	(1,991)

STOCKHOLDERS’ EQUITY
Common stock	—	—	115,703	10.4	(115,703)
Statutory reserves:
Additional paid-in capital	—		174,487		(174,487)
Legal reserves	—		17,206		(17,206)

Total statutory reserves	—	—	191,693	17.3	(191,693)

Retained earnings:
Reserve for special depreciation	—		3,762		(3,762)
Reserve for research and development	—		1,000		(1,000)
Reserve for dividends	—		1,000		(1,000)
Reserve for retirement benefits	—		300		(300)
Reserve for overseas investments	—		1,000		(1,000)
General reserve	—		446,828		(446,828)
Unappropriated retained earnings	—		35,180		(35,180)

Total retained earnings	—	—	489,071	44.0	(489,071)

Net unrealized valuation gain	—	—	93,076	8.4	(93,076)
Net unrealized valuation gain on other securities	—		93,076		(93,076)
Treasury stock, at cost	—	—	(10,110)	(0.9)	10,110

Total stockholders’ equity	—	—	879,434	79.2	(879,434)

Common stock	115,703	10.5	—	—	115,703
Additional paid-in capital	185,838	17.0	—	—	185,838
Retained earnings:
Legal reserves	17,206		—		17,206
Reserve for special depreciation	3,148		—		3,148
Reserve for research and development	1,000		—		1,000
Reserve for dividends	1,000		—		1,000
Reserve for retirement benefits	300		—		300
Reserve for overseas investments	1,000		—		1,000
General reserve	469,828		—		469,828
Unappropriated retained earnings	29,421		—		29,421

Total retained earnings	522,904	47.8	—	—	522,904

Net unrealized valuation gain	92,735	8.5	—	—	92,735
Net unrealized valuation gain on other securities	92,735		—		92,735
Treasury stock, at cost	(52,033)	(4.8)	—	—	(52,033)

Total stockholders’ equity	865,147	79.0	—	—	865,147

Total liabilities and stockholders’ equity	¥1,094,672	100.0	¥1,110,951	100.0	¥(16,278)

STATEMENTS OF INCOME

	Japanese yen in millions
	Years ended March 31,				Increase (Decrease)
	2003		2002
	Amount	%	Amount	%	Amount	%
Recurring profit and loss :
Operating income and expenses :
Net sales	¥482,834	100.0	¥499,264	100.0	¥(16,429)	(3.3)
Cost of sales	374,225	77.5	385,740	77.3	(11,514)	(3.0)
Selling, general and administrative expenses	66,201	13.7	75,159	15.0	(8,958)	(11.9)

Profit from operations	42,407	8.8	38,364	7.7	4,043	10.5

Non-operating income and expenses :
Non-operating income :
Interest and dividend income	13,472	2.8	15,473	3.1	(2,001)	(12.9)
Foreign currency transaction gains, net	—	—	3,753	0.8	(3,753)	—
Other non-operating income	6,105	1.2	3,587	0.7	2,517	70.2

Total non-operating income	19,577	4.0	22,814	4.6	(3,236)	(14.2)

Non-operating expenses :
Interest expense	19	0.0	17	0.0	1	6.3
Foreign currency transaction losses, net	4,650	1.0	—	—	4,650	—
Other non-operating expenses	2,631	0.5	4,748	1.0	(2,117)	(44.6)

Total non-operating expenses	7,300	1.5	4,765	1.0	2,534	53.2

Recurring profit	54,685	11.3	56,412	11.3	(1,727)	(3.1)

Non-recurring gain and loss :
Non-recurring gain	7,230	1.5	1,603	0.4	5,627	351.0
Non-recurring loss	13,339	2.7	6,293	1.3	7,045	112.0

Income before income taxes	48,576	10.1	51,722	10.4	(3,146)	(6.1)
Income taxes – current	13,046	2.7	22,137	4.5	(9,091)	(41.1)
Income taxes – deferred	7,605	1.6	(4,890)	(1.0)	12,496	—

Net income	27,923	5.8	34,475	6.9	(6,551)	(19.0)

Unappropriated retained earnings brought forward from the previous year	7,048		6,376
Net realized loss on treasury stock, at cost	0		—
Interim dividends	5,550		5,671

Unappropriated retained earnings at the end of the year	¥29,421		¥35,180

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	Japanese yen in millions
	Years ended March 31,
	2003	2002	Increase (Decrease)
Unappropriated retained earnings	¥29,421	¥35,180	¥(5,759)
Reversal of reserves:
Reversal of reserve for special depreciation	841	903	(61)

Total	30,262	36,083	(5,820)

To be appropriated as follows:
Dividends (30 yen per share)	5,548	5,671	(122)
Directors’ bonuses (Note)	75	75	—
Reserve for special depreciation	86	289	(202)
General reserve	18,000	23,000	(5,000)
Unappropriated retained earnings carried forward to the next year	¥6,552	¥7,048	¥(495)

Note : Corporate auditors’ bonuses of 3 million yen and 2 million yen are included in directors’ bonuses in 2003 and 2002, respectively.

1. Summary of significant accounting policies :

(1)	Valuation of securities :

Held-to-maturity securities :	Amortized cost method
Investments in subsidiaries and affiliates :	Cost determined by the moving average method
Other securities
Marketable :	Based on market price of balance sheet date of the financial year
(Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2)	Valuation of derivative instruments : Mark-to-market method

(3)	Valuation of inventories :

Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost which is determined by the first-in, first-out method.

(4)	Depreciation of fixed assets :

Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5)	Accounting for allowance and accruals :

Allowances for doubtful accounts :

Allowances for doubtful accounts are provided based on the past actual ratio of losses on bad debts in addition to estimation of uncollectable amount based on the analysis of certain individual receivables.

Allowances for impairment losses on securities :

Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end. Past service liability is amortized over estimated average remaining service period of employees (18 years) by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees (18 years) by using the straight-line method following the year incurred.

(Supplemental information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, the Company was approved by the Ministry of the Health, Labour and Welfare for the exemption from the obligation for benefits related to future employee service under the substitutional portion on December 16, 2002. The Company does not apply the provisional treatment under Clause 47-2 of “Practical Guidance for Accounting of Retirement Remuneration (Interim Report)” (Report No. 13 of the Committee of Accounting System of the Association of Japanese Certified Public Accountants). If the Company applied its provisional treatment under Clause 47-2, the Company would recognize special gain on transfer of the substitutional portion of the benefit obligation and related plan assets amounted to 31,358 million yen. As the special gain shall be recognized upon completion of the transfer of the substitutional portion of the benefit and related assets, actual result could differ for this estimate.

(6)	Translation of assets and liabilities denominated in foreign currencies into Japanese yen :

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(7)	Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(8)	Consumption taxes are separately identified from each transaction.

(9)	Accounting method for treasury stock and statutory reserve :

From this fiscal year, the Company adopted Accounting Standards Board Statement No. 1 “Accounting Standards for the Company’s Own Share and the Withdrawal of Legal Reserve.” This adoption was not material to the earnings for this fiscal year. The Company disclosed shareholders’ equity as of March 31, 2003 in the balance sheets in accordance with amendment of regulation for financial statements.

(10)	Per share information :

From this fiscal year, the Company adopted Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share” and Implementation Guidance for Application of Accounting Standards Board Statement No.4 “ Implementation Guidance for application of Accounting Standards for Earnings per Share”.

2. Change in significant accounting policy :

The Company charged royalty expenses related to certain products to the cost of manufacturing from this fiscal year.

Those royalty expenses were previously charged to selling, general and administrative expenses as the amounts of royalty to be paid were fixed at the time of sales of the products. This change was made to measure manufacturing cost more appropriately as a result of reviewing accounting policies adopted by group companies to promote the unification of those policies.

Further, the Company charged certain costs for production of repair parts and provision for warranty to the cost of manufacturing from this fiscal year. Such costs were also included in selling, general and administrative expenses previously as those costs were incurred after the sales. This change was made as those costs were related to production including quality control.

As a result of changes, gross profit for the fiscal year decreased by 9,543 million yen. There were no impact on profit from operations, recurring profit and income before income taxes for this fiscal year.

3. Notes to the balance sheets :

	Japanese yen in millions
	March 31,
	2003	2002
(1) Accumulated depreciation of tangible fixed assets	¥312,256	¥306,989
(2) Time deposit pledged as collateral	¥56,368	¥59,508
(3) Discounted trade notes receivable	¥16	¥14
(4) Guarantee	¥22,844	¥44,282

4. Notes to the statements of income:

(1)	Major items in non-recurring gain and loss :

	Japanese yen in millions
	Years ended March 31,
	2003	2002
1) Non-recurring gain :
Gain on disposal of tangible fixed assets	¥365	¥1,260
Reversal of allowance for doubtful accounts	¥6,651	¥338
2) Non-recurring loss :
Loss on disposal of tangible fixed assets	¥1,205	¥1,395
Loss on devaluation of investment in securities	¥6,180	¥4,885
Allowance for impairment loss on investment in subsidiary	¥5,950	—

	Japanese yen in millions
	Years ended March 31,
	2003	2002
Tangible fixed assets	¥28,357	¥38,408
Intangible assets	¥2,168	¥2,114

5.	Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Japanese yen in millions
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥57,173	¥125,757	¥68,584

Investment in affiliates	¥11,085	¥15,205	¥4,120

PLANNED CHANGE OF DIRECTORS AND STATUTORY AUDITORS

(Effective June 25, 2003)

(1)	Please refer to Form 6-K named “Introduction of Executive officer System.”

April 25, 2003

Kyocera Corporation

FINANCIAL HIGHLIGHTS AND FORECASTS

1. Consolidated

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)	Year ending March 31, 2004	Increase (Decrease)

	Million yen	Million yen	%	Million yen	%
Net sales	1,069,770	1,034,574	3.4	1,140,000	6.6
Profit from operations	83,388	51,561	61.7	89,000	6.7
Income before income taxes	76,037	55,398	37.3	92,000	21.0
Net income	41,165	31,953	28.8	52,000	26.3

	yen	yen		yen
Earnings per share:
Income before cumulative effect of change in accounting principle
Basic	233.02	178.74	—	—	—
Diluted	232.97	178.59	—	—	—
Net income
Basic	220.91	169.02	—	—	—
Diluted	220.86	168.88	—	279.00	—
Annual average exchange rates	yen	yen		yen
US$	122	125	—	115	—
EURO	121	111	—	121	—

	Million yen	Million yen	%	Million yen	%
Capital expenditure	40,614	54,631	(25.7)	41,000	1.0
Depreciation	64,988	76,252	(14.8)	54,000	(16.9)
R&D expense	47,268	40,399	17.0	44,000	(6.9)

	Million yen	Million yen
Total assets	1,635,014	1,645,458	—	—	—

	Million yen	Million yen
Stockholders’ equity	1,003,500	1,039,478	—	—	—

Number of employees on year ended	49,420	44,235	—	—	—

2. Non-consolidated

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)	Year ending March 31, 2004	Increase (Decrease)

	Million yen	Million yen	%	Million yen	%
Net sales	482,834	499,264	(3.3)	515,000	6.7
Profit from operations	42,407	38,364	10.5	52,500	23.8
Recurring profit	54,685	56,412	(3.1)	69,000	26.2
Net income	27,923	34,475	(19.0)	40,000	43.2

	yen	yen		yen
Earnings per share	149.45	182.36	—	215.85	—
Dividends per share	60.00	60.00	—	60.00	—

	Million yen	Million yen	%	Million yen	%
Capital expenditure	14,912	21,227	(29.7)	17,000	14.0
Depreciation	28,357	38,408	(26.2)	24,000	(15.4)
R&D expense	17,386	17,179	1.2	18,000	3.5

	Million yen	Million yen
Total assets	1,094,672	1,110,951	—	—	—

	Million yen	Million yen
Stockholders’ equity	865,147	879,434	—	—	—

Number of employees on year ended	13,937	14,568	—	—	—

Note: Please refer to the accompanying "Forward Looking Statements" on page 17, in financial statement (Consolidated).

(Translation)

April 25, 2003

Name of company listed:	Kyocera Corporation

Code number:	6971

(http://www.kyocera.co.jp/)

Stock exchange	Tokyo Stock Exchange

Osaka Securities Exchange

Prefecture in which the headquarters of the Company are located:	Kyoto

Introduction of Executive Officer System

At a meeting of the Board of Directors of Kyocera Corporation (President: Yasuo Nishiguchi) (the “Company”) held on April 25, 2003, a resolution was adopted to introduce an executive officer system.

1.	Objectives for Introduction

(i)	To establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment; and

(ii)	To aggressively recruit young people of excellent human qualities and capabilities to the management team for training as the executives of the next generation.

2.	Function of Board of Directors and Executives Officers

The functions of “decision making and supervision of management” and “execution of business”, both of which have previously been undertaken by the Board of Directors, shall be separated, with “decision making and supervision of management” to be undertaken by the Board of Directors and “execution of business” to be undertaken by executives officers. As a result, respective responsibility and authority will become clearer, and the membership of the Board of Directors will be adjusted to an appropriate size.

3.	Terms of retention of executives officers

Terms of retention of executives officers shall be one year.

4.	Implementation

Following the Ordinary General Shareholders Meeting and the Meeting of Board of Directors to be held on June 25, 2003, the executive officer system will be implemented, and change in the membership of the Board of Directors and nomination of executives officers shall take place.

5.	New Management

(1)	Candidates for Directors (as of June 25, 2003)

Name	Age	New Title (New Undertaking)	Present Title (Present Undertaking)
Kazuo Inamori	71	Chairman Emeritus	Chairman Emeritus

Kensuke Ito	65	Chairman of the Board and Representative Director	Chairman of the Board and Representative Director

Yasuo Nishiguchi	59	Representative Director and President, Executive Officer	President and Representative Director

Masahiro Umemura	59	Representative Director and Executive Vice President, Executive Officer	Vice President and Representative Director
		(General Manager of Corporate Development Division)	(General Manager of Corporate Development Division)

Michihisa Yamamoto	60	Representative Director and Executive Vice President, Executive Officer	Vice President and Representative Director
		(General Manager of Corporate General Affairs Division)	(General Manager of Corporate Business Strategy Division)

Yuzo Yamamura	61	Director
		(President and Representative Director of Kyocera ELCO Co., Ltd.)	(General Manager of Corporate Optical Equipment Division, President and Representative Director of Kyocera ELCO Co., Ltd.)

Naoyuki Morita	61	Director
		(President and Representative Director of Kyocera Communication Systems Co., Ltd.)	(President and Representative Director of Kyocera Communication Systems Co., Ltd.)

Koji Seki	65	Director
		(President and Representative Director of Kyocera Mita Corp.)	(President and Representative Director of Kyocera Mita Corp.)

Noboru Nakamura	58	Director	Vice President and Representative Director
		(Vice President and Representative Director of Kyocera Chemical Corp.)	(Vice President and Representative Director of Kyocera Chemical Corp.)

Isao Kishimoto	59	Director	Senior Managing Director
		(President and Representative Director of Kinseki, Ltd.)	(President and Representative Director of Kinseki, Ltd.)

Hisao Hisaki	56	Director and Managing Executive Officer	Director
		(Vice Executive President of Kyocera (Tianjin) Sales and Trade Corp.)	(General Manager of Corporate Communication Systems Sales Division)

Rodney Lanthorne	58	Director	Senior Managing and Representative Director
		(President of Kyocera International, Inc.)	(President of Kyocera International, Inc.)

John Gilbertson	59	Director	Managing Director
		(CEO and President of AVX Corporation)	(CEO and President of AVX Corporation)

(2)	Candidates for Statutory Auditors (as of June 25, 2003)

Name	Age	New Title (New Undertaking)	Present Title (Present Undertaking)
Yasuo Akashi	59	Full-time Corporate Auditor	Senior Managing and Representative Director (General Manager of Corporate General Affairs Division)

Atsushi Mori	65	Full-time Corporate Auditor	Full-time Corporate Auditor

Yuji Ito	66	Full-time Corporate Auditor	Full-time Corporate Auditor

Osamu Nishieda	60	Corporate Auditor * Lawyer	Corporate Auditor * Lawyer

Shinji Kurihara	70	Corporate Auditor *Chairman of Takeda Hospital Management Institute

(3)	Retiring Directors and Statutory Auditors (excluding the persons to be newly elected as executive officers)

Present Senior Managing Director:	Yasuo Akashi (to become Standing Full-time Statutory Auditor)
Present Director:	Minoru Fujiyoshi
Present Corporate Auditor:	Mitsuru Akimoto

(4)	Persons to be Newly Elected as Executives Officers (as of June 25, 2003)

Name	Age	New Title (New Undertaking)	Present Title (Present Undertaking)
Yasuo Nishiguchi	59	Representative Director and President, Executive Officer	President and Representative Director

Masahiro Umemura	59	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate Development Division)	Vice President and Representative Director (General Manager of Corporate Development Division)

Michihisa Yamamoto	60	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate General Affairs Division)	Vice President and Representative Director (General Manager of Corporate Business Strategy Division)

Name	Age	New Title (New Undertaking)	Present Title (Present Undertaking)
Hisao Hisaki	56	Director and Managing Executive Officer (Vice Executive President of Kyocera (Tianjin) Sales and Trade Corp.)	Director (General Manager of Corporate Communication Systems Sales Division)

Isao Yukawa	60	Managing Executive Officer (General Manager of Corporate Solar Energy Division)	Managing Director (General Manager of Corporate Solar Energy Division)

Hisashi Sakumi	56	Managing Executive Officer (Deputy General Manager of Corporate General Affairs Division)	Managing Director (Deputy General Manager of Corporate General Affairs Division)

Hideki Ishida	54	Managing Executive Officer (General Manager of Corporate Business Systems Administration Division)	Managing Director (General Manager of Corporate Business Systems Administration Division)

Tsutomu Yamori	53	Managing Executive Officer (General Manager of Personnel Division)	Director (General Manager of Personnel Division)

Masahiro Inoue	50	Managing Executive Officer (General Manager of Corporate Optical Equipment Division)	Director (Deputy General Manager of Corporate Optical Equipment Division)

Eiichi Toriyama	55	Managing Executive Officer (General Manager of Corporate Electronic Components Sales Division)	Director (General Manager of Corporate Electronic Components Sales Division)

Makoto Kawamura	53	Managing Executive Officer (General Manager of Corporate Cutting Tool Division)	Director (General Manager of Corporate Cutting Tool Division)

Tatsumi Maeda	50	Managing Executive Officer (General Manager of Corporate Business Strategy Division)	Director (Deputy General Manager of Corporate Business Strategy Division)

Akiyoshi Okamoto	57	Senior Executive Officer (President of Shanghai Kyocera Electronics Co., Ltd.)	Director (President of Shanghai Kyocera Electronics Co., Ltd.)

Takashi Ito	58	Senior Executive Officer (General Manager of Corporate Purchasing Division)	Director (General Manager of Corporate Purchasing Division)

Masato Takeda	59	Senior Executive Officer (General Manager of Corporate R&D Division for Components and Devices)	Director (General Manager of Corporate R&D Division for Components and Devices)

Yoshihiko Nishikawa	57	Senior Executive Officer (General Manager of Corporate Legal Affairs and Intellectual Property Division)	Director (Deputy General Manager of Corporate Legal Affairs and Intellectual Property Division)

Susumu Oshima	54	Senior Executive Officer (General Manager of Corporate Semiconductor Components Sales Division)	Director (General Manager of Corporate Semiconductor Components Sales Division)

Name	Age	New Title (New Undertaking)	Present Title (Present Undertaking)
Koji Mae	54	Senior Executive Officer (General Manager of Organic Material Components Division)	Director (General Manager of Organic Material Components Division)

Tetsuo Kuba	49	Executive Officer
		(General Manager of Corporate Fine Ceramics Division)	(General Manager of Corporate Fine Ceramics Division)

Osamu Nomoto	49	Executive Officer
		(General Manager of Ceramic Packages Division)	(General Manager of Ceramic Packages Division)

Gen Takayasu	52	Executive Officer
		(General Manager of Communication Devices Division)	(General Manager of Communication Devices Division)

Nobuhiro Ochiai	50	Executive Officer
		(General Manager of Corporate Capacitor Division)	(General Manager of Corporate Capacitor Division)

Shigeru Osaka	48	Executive Officer
		(General Manager of Corporate Electronic Devices Division)	(General Manager of Corporate Electronic Devices Division)

Yasuyuki Yamamoto	52	Executive Officer
		(General Manager of Corporate Mobile Communication Equipment Division)	(General Manager of Corporate Mobile Communication Equipment Division)

Junichi Jinno	48	Executive Officer
		(General Manager of Corporate Communication Systems Equipment Division)	(General Manager of Corporate Communication Systems Equipment Division)

Keijiro Minami	49	Executive Officer
		(General Manager of Thin Film Devices Division)	(General Manager of Thin Film Devices Division)

Goro Yamaguchi	47	Executive Officer
		(Deputy General Manager of Corporate Semiconductor Components Sales Division)	(Deputy General Manager of Corporate Semiconductor Components Sales Division)

Junzo Katsuki	52	Executive Officer
		(Deputy General Manager of Corporate Electronic Components Sales Division)	(Deputy General Manager of Corporate Electronic Components Sales Division)

Yukihiro Takarabe	52	Executive Officer
		(Deputy General Manager of Corporate Cutting Tool Division)	(Deputy General Manager of Corporate Cutting Tool Division)

Takashi Naruko	51	Executive Officer
		(General Manager of Jewelry and Application Products Division)	(General Manager of Jewelry and Application Products Division)

Hidenori Miyata	52	Executive Officer
		(Deputy General Manager of Corporate R&D Division for Components and Devices)	(Deputy General Manager of Corporate R&D Division for Components and Devices)

Masakazu Mitsuda	50	Executive Officer
		(Deputy General Manager of Corporate Business Systems Administration Division)	(Deputy General Manager of Corporate Business Systems Administration Division)

Yoshihito Ota	48	Executive Officer
		(General Manager of Corporate Executives Office)	(General Manager of Corporate Executives Office)

(Translation)

April 25, 2003

To whom it may concern:
Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director
(Code number: 6971)
Person for inquiry:	Hideki Ishida
Managing Director

Re: Notice of Acquisition of its own Stock by the Company

This is to advise you that the Company, at a meeting of its Board of Directors held on April 25, 2003, has determined to submit a proposal of “Acquisition of its own Stock by the Company” pursuant to Article 210 of the Commercial Code to the General Meeting of Shareholders of the Company to be held on June 25, 2003.

Release on April 25, 2003

1.	Purpose of acquisition

To implement flexible capital policies and to utilize for the timely business development in accordance with the changes in the business environment

2.	Stock of the Company to be acquired by the Company

(1)	Type of stock to be purchased

Common stock of the Company

(2)	Aggregate number of shares to be purchased

Up to 5,000,000 shares (2.61 % of the issued and outstanding shares of the Company)

(3)	Aggregate purchase price of the stock

Up to JPY50.0 billion

(Translation)

To All Persons Concerned	April 25, 2003

Name of Listed Company:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi, President and Director
Code number:	6971
Person for inquiry:	Hideki Ishida, Managing Director

Notice relating to Stock Options (Stock Acquisition Rights)

Notice is hereby given that the Company, at the meeting of its Board of Directors held on April 25, 2003, resolved the Company shall propose to the 49th Ordinary General Meeting of Shareholders of the Company, to be held on June 25, 2003, that the Company issue stock acquisition rights, for the purpose of enabling the grant of stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1.	Reason for the Issuance of Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

The issuance of stock acquisition rights without any consideration is intended to enable the grant of stock options (i) to Directors, Executive Officers and employees of the Company and its subsidiaries, in order to enhance the incentive to participate in the management of group companies, to facilitate improvement in the performance of the Company, and to provide increased incentive for contribution thereto and (ii) to Corporate Auditors of the Company and its subsidiaries in order to enhance moral when conducting audits and with the objective of achieving healthy management of group companies.

2.	Outline of Issuance of Stock Acquisition Rights

(1)	Parties to whom stock acquisition rights will be allocated

Persons approved by the Board of Directors of the Company from among the Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries.

(2)	Kind and number of shares to be issued upon exercise of stock acquisition rights

Up to 1,100,000 shares of Common Stock of the Company

Provided that when the Company makes stock split or stock consolidations, adjustment shall be made in accordance with the following formula. Such adjustment shall be made only with respect to the number of shares to be issued upon exercise of the stock acquisition rights not yet exercised at the time of such adjustment and any number of shares less than one share resulting from such adjustment shall be disregarded.

Number of shares after adjustment	=	Number of shares before adjustment	x	Split ratio (or consolidation ratio)

When certain event happens which requires adjustment of the number of shares to be issued upon exercise, including the merger and corporate split, the number of shares to be issued upon exercise shall be reasonably adjusted taking into consideration of the terms and conditions of such merger and corporate split.

(3)	Number of stock acquisition rights to be issued

Up to 11,000 (one stock acquisition right will entitle the holder thereof to acquire 100 shares) provided that when adjustment set out in (2) above is made, such number shall be also adjusted accordingly.

(4)	Issue price of stock acquisition rights

None

(5)	Amount to be paid in upon exercise of stock acquisition rights (exercise price).

The exercise price shall be the average of the closing price of the shares of the Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the exercise price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided, further that (i) in the event of any stock split or (ii) in the event of any issuance by the Company of new shares of Common Stock at a price less than the market price thereof (excluding issuance as a result of exercise of the stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

				Number of shares in issue		Increase in number of shares as a result of stock split or new issue	x	Exercise price per share

Exercise price after adjustment	=	Exercise price before adjustment	x		+	Market price per share prior to stock split or new issue

				Number of shares in issue	+	Increase in number of shares as a result of stock split or new issue

(6)	Exercise period for stock acquisition rights

From October 1, 2003 to September 30, 2008

(7)	Conditions for exercise of stock acquisition rights

(i)	In order to exercise stock acquisition rights, the party who has received such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

(ii)	In event of death of the Acquisition Rights Holder, the inheritor may exercise stock acquisition rights inherited for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

(8)	Cancellation of stock acquisition rights and conditions thereof

(i)	In the event that stock acquisition rights cease to be exercisable due to failure by the party who is granted the stock acquisition rights to satisfy conditions set forth in (7) above prior to exercise thereof, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(ii)	When a resolution was adopted at the General Shareholders Meeting of the Company to approve the merger agreement pursuant to which the Company is merged, or when a resolution at the General Shareholders Meeting of the Company to approve the stock swap agreement or stock transfer pursuant to which the Company will become a wholly owned subsidiary, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the party who is granted the stock acquisition rights waives all or part of such stock acquisition rights, the Company can cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, the Company may acquire the stock acquisition rights at any time to cancel them without any consideration therefor.

(9)	Restriction on transfer of the stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval at the meeting of the Board of Directors of the Company.

(Translation)

To All Persons Concerned	April 25, 2003

Name of Company listed:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi, President and Director
(Code number: 6971
The First Section of the Tokyo Stock Exchange,
The First Section of the Osaka Securities Exchange)
Person for inquiry:	Hideki Ishida
Managing Director
General Manger of Corporate Business Systems Administration Division
(Tel: 075-604-3500)

Return of the Substitutional Portion of the Employees’ Pension Fund

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, the Company was approved by the Ministry of the Health, Labour and Welfare for the exemption from the obligation for benefits related to future employee service under the substitutional portion on December 16, 2002. In accordance therewith, it was resolved at a meeting of the Company’s Board of Directors held on April 25, 2003 that the Company does not apply the provisional treatment under Clause 47-2 of “Practical Guidance for Accounting of Retirement Remuneration (Interim Report)” (Report No. 13 of the Committee of Accounting System of the Association of Japanese Certified Public Accountants). At the same meeting, the standard for calculation of the affected amount was finally determined.

Gain related to this separation process shall be recognized upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. As the date of the completion has not been decided yet, such gain is not reflected in the consolidated and non-consolidated financial forecasts for the fiscal year ending March 31, 2004, which is released on April 25, 2003.

For your information, given that the transfer is completed by March 31, 2004, the Company estimates special gain of approximately 31.3 billion yen on non-consolidated basis under accounting principles generally accepted in Japan and approximately 15.7 billion yen on a consolidated basis in accordance with accounting principles generally accepted in the United States of America. Actual result could differ from these estimations.

Note:    Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic devices; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.